

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2014

Via E-mail
Ezra Green
Chief Executive Officer
Spiral Energy Tech., Inc.
3665 Merrick Road
Seaford, NY 11783

> **Re: Spiral Energy Tech., Inc.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed December 19, 2013**
> **File No. 333-183360**

Dear Mr. Green:

    We have reviewed the amendment to the registration statement and have the following comments.

General

1.   We note your response to comment four in our letter dated September 3, 2013. Please note that the definition of a shell company does not turn on whether the company is actively pursuing a business plan. Rather, it is determined based on the amount and nature of your assets and operations. We continue to believe that (i) the shares covered by the registration statement were issued while the company was a shell company (as the term is defined in Securities Act Rule 405), and that (ii) you currently do not comply with the requirements of Rule 144(i)(2) with respect to the resale of the securities covered by the registration statement since, among other things, you are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and one year has not lapsed since "current 'Form 10 information'…reflecting" that you are no longer a shell company, was filed with the Commission. As previously requested, please revise the prospectus cover page and the Plan of Distribution section to indicate that the selling shareholders "are underwriters," and to fix the offering price for the duration of the offering.

Management's Discussion and Analysis, page 13

Liquidity and Capital Resources, page 17

2.   We have read your response and revision to comment six in our letter dated September 3, 2013. Please revise your document herein to include the information in your response that the remainder of the funds necessary over the next twelve months will be allocated to

paying installers, purchasing supplies, compensation and paying the Company's legal and financial advisors. As previously requested, please revise to clearly disclose the extent to which you are actually using funds in your operations on a monthly basis.

Business, page 19

3.   We note your response to comment six in our letter dated September 3, 2013; however, no Item 102 of Regulation S-K disclosure has been included regarding a description of material properties. Please advise or revise your disclosure accordingly.

Background, page 19

4.   We note your revised disclosure in response to comment seven in our letter dated September 3, 2013. Further revise your disclosure to explain how you will be able to continue developing the XTRAX® system if Endeavor sells the transferred patents. In addition, we note that based on your response to comment 22 in our letter dated September 3, 2013, it appears that you sold the IP at a lower price point than you licensed it from the original owners. Please discuss in your disclosure how the lower price point has enabled you to develop the energy monitoring system. Your disclosure should clearly identify the material business reasons for the transaction with Endeavor.

Products and Services, page 20

Overview, page 20

5.   We note your revised disclosure in response to comment 12 in our letter dated September 3, 2013. You have not, however, revised your page 18 tabular disclosure to indicate a baseline of what an "As Required" timeline may represent. Please advise or revise your disclosure accordingly.

6.   We reissue comment 13 in our letter dated September 3, 2013 as your disclosure was not revised to explain how the XTRAX® system records and monitors carbon credits.

Executive Compensation, page 32

Summary Compensation Table, page 32

7.   Please update compensation disclosure for fiscal year ended December 31, 2013.

Selling Stockholders, page 35

8.   Please revise the third paragraph of your disclosure to highlight Mr. Green's affiliation with the company as its Chief Executive Officer.

September 30, 2013 Financial Statements

Note 4. Marketable Securities, page F-8

9.   We note that 75% of the balance of new marketable securities at September 30, 2013 is attributed to unrealized holding gains. Please provide your calculation for these gains, including the number of shares received and fair value used for the shares on the date of the transaction and the number of shares and fair value at the end of the third quarter.

Note 5. Property and Equipment, page F-8

10.   We have read your response to comment 24 in our letter dated September 3, 2013. You have told us "The Company has revised the Registration Statement to comply with the Staff's comment" regarding its production equipment. Please tell us exactly where this revision may be found. Alternatively, as previously requested, revise to explain the exact nature of "production equipment" and break out material amounts that may be grouped into this category. Explain why five to twenty years is an appropriate estimated useful life (from page F-6). Finally, describe under what circumstances such equipment will be placed in service.

Note 6. Notes Payable, page F-8

11.   We have read your response to comment 26 in our letter dated September 3, 2013. You have told us "The Company has revised the Registration Statement to comply with the Staff's comment above. The debt forgiveness is dated June 1, 2013." However, this information is included only on page 34. Herein and on page F-21, you continue to state the note and interest were forgiven "during the quarter ended March 31, 2013." Revise your document accordingly.

Note 10. Nonmonetary Transactions, page F-10

12.   Please explain or reconcile why you disclose on page F-8 that you received only 599,998 of ENIP common shares but the disclosure on page F-10 indicates that 666,666 such shares were transferred.

   You may contact Jenn Do, Staff Accountant at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director